                                                                Exhibit 3.3


Amendment and Restatement of Article II, Section 3 of the Corporations By-Laws

Section 3. Place of Meeting. The place of any annual or special meeting of shareholders shall be the principal place of business of the Corporation in the State of Illinois or such other place as the board of directors may from time to time designate and state in the notice of the meeting.